Tidal Commodities Trust I

c/o Tidal Investments LLC

234 West Florida Street

Suite 203

Milwaukee, WI 53204

December 27, 2023

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-273364) Hashdex Bitcoin Futures ETF Registration Statement on Form S-1 Request for Acceleration

 Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tidal Commodities Trust I hereby requests that the effective date of the above-referenced Registration Statement be accelerated to January 2, 2024, at 9:30 a.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact Peter Shea at (212) 536-3988, or in his absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely, Tidal Commodities Trust I By: Tidal Investments LLC, Sponsor By: Guillermo Trias /s/ Guillermo Trias Chief Executive Officer of the Sponsor

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Ms. Jessica Livingston, Division of Corporation Finance

Mr. David Lin, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP